Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 1
DATED MAY 4, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017. Unless otherwise defined in this Supplement No. 1, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Updates

Description of Real Estate Assets

This discussion updates the section captioned “Description of Real Estate Assets,” which begins on page 139 of the prospectus.

Commons at Town Center. On May 3, 2017, we, through IRESI Vernon Hills Commons, L.L.C., our indirect wholly-owned subsidiary (the “Commons Subsidiary”), acquired a fee simple interest in a 105,442 square foot, 85-unit apartment community with a 10,609 square foot extended first floor retail space known as Commons at Town Center, located in Vernon Hills, Illinois. The Commons Subsidiary purchased this property from VHTC Lot 10 LLC, an unaffiliated third party, for $23.0 million, plus closing costs. The following tables summarize certain operating data with respect to the apartment units and retail units at Commons at Town Center:

Portion of Property	Total Number of Units	Total Square Feet	Approx. Annualized Base Rent (1)(2)	Annualized Base Rent Per Unit (1)(2)	Average Remaining Lease Term in Years (2)	Occupancy (2)
Apartment Units	85	105,442	$1,999,128	$24,380	0.4	96.5%

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases.
(2)	As of March 31, 2017.
Portion of Property	Total Number of Units	Total Square Feet	Approx. Annualized Base Rent (1)(3)	Weighted Average Annualized Base Rent Per Square Foot (1)(3)	Weighted Average Remain- ing Lease Term in Years (3)	Financial Occu- pancy (2)(3)	Physical Occu- pancy (3)
Retail Units	5	10,609	$270,850	$25.53	3.5	100%	100%

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases.
(2)	As used herein, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.
(3)	As of March 31, 2017.

We funded the purchase by obtaining two fixed rate loans in an aggregate principal amount equal to $23.0 million. The terms of the loans are discussed below under “— Financing Transactions.”

The property was constructed in 2010. As of March 31, 2017, no residential tenant occupied 10% or more of the rentable square footage of the residential portion of the property, and three retail tenants each occupied greater than 10% of the rentable square footage of the retail portion of the property. As of March 31, 2017, no tenant occupied 10% or more of the total rentable square footage of the property.

As of March 31, 2017, the residential portion of the property was 96.5% leased, with 82 residential units leased, and the retail portion was 100% leased, with all five retail units leased. The following tables set forth certain information with respect to the expiration of leases currently in place at the property:

Apartment Units

Year Ending December 31(1)	Number of Leases Expiring	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017	67	1,628,736	81.5%
2018	15	370,392	18.5%
(1) All of the current leases expire in 2017 or 2018.
(2) This percentage assumes that expiring leases are not renewed.

Retail Units

Year Ending December 31(1)	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017	-	-	-	-
2018	1	820	16,200	6.0%
2019	-	-	-	-
2020	1	4,550	109,200	40.3%
2021	3	5,239	145,450	53.7%
(1) All of the current leases expire in 2018, 2020 or 2021.
(2) This percentage assumes that expiring leases are not renewed.

The tables below set forth certain historical information with respect to the occupancy rate at the property and the average effective annual base rent per unit or square foot, as applicable.

Apartment Units

Year Ending December 31	Occupancy Rate as of December 31(1)	Average Effective Annual Rental Per Unit ($)
2016	95.3%	24,468
2015	98.8%	24,384
2014	95.3%	23,928
2013	96.5%	23,664
2012	98.8%	23,064

(1)     Expressed as a percentage of total units.

Retail Units

Year Ending December 31	Occupancy Rate as of December 31(1)	Average Effective Annual Rental Per Square Foot ($)
2016	100%	25.30
2015	100%	23.34
2014	100%	23.30
2013	100%	22.89
2012	100%	22.54

(1)     Expressed as a percentage of total gross leasable area.

We believe that the property is suitable for its purpose and would be adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future. As of March 31, 2017, there were one and four competitive apartment complexes located within approximately three and five miles of the property, respectively (source: CoStar). As of March 31, 2017, within a five mile radius of the property the population was over 152,000 and the average household income within the same radius was over $137,000 per year (source: CLRsearch.com).

Real estate taxes assessed for the most recent fiscal year were approximately $393,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 8.9%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 30 years and furniture, fixtures, equipment and site improvements for three to 15 years.

Financing Transactions

Commons at Town Center. On May 3, 2017, we, through the Commons Subsidiary, entered into a seven-year mortgage loan for $13.8 million (the “Mortgage Loan”) and an eight-month mezzanine loan for $9.2 million (the “Mezzanine Loan”).

Mortgage Loan

The Mortgage Loan is secured by a first mortgage on Commons at Town Center. The Mortgage Loan bears interest at a fixed rate equal to 3.69% per annum until May 3, 2022 and a fixed rate equal to 4.00% per annum from May 4, 2022 until May 3, 2024. The maturity date of the Mortgage Loan is May 3, 2024. The Mortgage Loan requires us to fund monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the Mortgage Loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Commons Subsidiary may prepay the Mortgage Loan in whole or in part, at any time, without premium or penalty. Provided no principal payments were made during the term of the Mortgage Loan, $13.8 million would be due and payable at the maturity date.

The loan documents for the Mortgage Loan contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents. The loan documents also contain various customary events of default. If an event of default occurs under the Mortgage Loan, the lender may declare the entire loan to be immediately due and payable and foreclose the deed of trust securing the loan immediately or at any time after such event of default occurs. In the event of a default, the Commons Subsidiary will be required to pay a default interest rate equal to 3% per annum above the interest rate.

We have guaranteed the obligations or liabilities of the Commons Subsidiary to lender for (i) all real estate taxes on the property which accrue or become due during the term of the Mortgage Loan, (ii) all costs and expenses incurred by the lender in enforcing the guaranty, in collecting any indebtedness from us and for any other purpose related to the guaranty and (iii) any losses, damages, costs or expenses of the lender arising in consequence of, among other things, (a) the Common Subsidiary’s failure to insure the property in compliance with the loan documents, (b) any fraud or willful misrepresentation by or on behalf of the Commons Subsidiary or the Company, (c) removal or disposal of any property which is part of Commons at Town Center or is otherwise property of the Commons Subsidiary following an event of default and (d) the transfer of property without lender’s consent to the extent required by the loan documents. We and the Commons Subsidiary have also entered into an environmental indemnity agreement in favor of the lender.

Mezzanine Loan

The Mezzanine Loan is secured by a pledge of the interest of Inland Residential Operating Partnership, L.P. in the Commons Subsidiary and all proceeds of the foregoing. The Mezzanine Loan bears interest at a fixed rate equal to 5.40% per annum. The maturity date of the Mezzanine Loan is January 3, 2018. The Mezzanine Loan requires us to fund monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the Mezzanine Loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Commons Subsidiary may prepay the Mezzanine Loan in whole or in part, at any time, without premium or penalty. Provided no principal payments were made during the term of the Mezzanine Loan, $9.2 million would be due and payable at the maturity date.

The loan documents for the Mezzanine Loan contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents. The loan documents also contain various customary events of default. If an event of default occurs under the Mezzanine Loan, the lender may declare the entire loan to be immediately due and payable and collect upon or dispose of the collateral upon 10 business days’ prior written notice. In the event of a default, the Commons Subsidiary will be required to pay a default interest rate equal to 3% per annum above the interest rate.

IREIC, our sponsor, has agreed to guarantee the obligations or liabilities of the Commons Subsidiary to lender under the Mezzanine Loan. We have not paid, and will not pay, any fees or other consideration to IREIC for this guarantee.

Plan of Distribution

The following information updates the section captioned “Plan of Distribution — Status of the Offering” on page 205 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 30, 2017.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
Class A Shares
From our sponsor in connection with our formation (4):	8,000.000	200,000	—	200,000

Class A Shares sold in the offering:	1,220,341.232	29,946,263	2,099,153	27,847,110

Class A Shares issued pursuant to our distribution reinvestment plan:	26,535.143	630,209	—	630,209

Total (Class A Shares):	1,254,876.375	30,776,472	2,099,153	28,677,319

Class T Shares
Class T Shares sold in the offering (5):	343,748.588	8,232,779	393,762	7,839,017

Class T Shares issued pursuant to our distribution reinvestment plan:	4,904.826	111,879	—	111,879

Total (Class T Shares):	348,653.414	8,344,658	393,762	7,950,896

Class T-3 Shares
Class T-3 Shares sold in the offering (5):	10,219.551	246,700	13,569	233,131

Class T-3 Shares issued pursuant to our distribution reinvestment plan:	4.540	103	—	103

Total (Class T-3 Shares):	10,224.091	246,803	13,569	233,234
Total (Class A, Class T, and Class T-3 Shares):	1,613,753.880	39,367,933	2,506,484	36,861,449

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding selling commissions and dealer manager fees, will not exceed 2.0% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.
(4)	In connection with our formation, we sold 8,000 shares of our common stock to our sponsor for an aggregate purchase price of $200,000. These 8,000 shares were subsequently converted into Class A Shares.
(5)	The Company pays a distribution and stockholder servicing fee, subject to certain limits, on the Class T and Class T-3 Shares sold in the primary offering in an annual amount equal to 1.0% of the per share purchase price of the applicable share (or, once reported, the per share estimated value of the applicable share), payable on a monthly basis. The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above table.